Fax

[redacted]

08000764

LIBERTY INTERNATIONAL

Direct Line: 020 7960 1236
Direct Fax: 020 7887 0001

SUPPL

To:	Securities and Exchange Commission	**Fax (to):**	001 202 772 9207
From:	Simon Maynard	**Date:**	13 February 2008
Pages:	33 (incl.)		
Subject:	Liberty International PLC Exemption pursuant to Rule 12g 3-2(b) Under the Securities Exchange Act of 1934 File No. 82-34722		

Please find attached an announcement that was made on the London Stock Exchange today.

Regards

Simon Maynard
Company Secretarial Assistant

PROCESSED
FEB 20 2008
THOMSON
FINANCIAL

LIBERTY INTERNATIONAL

February 13, 2008

Securities and Exchange Commission
Judiciary Plaza
450 Fifth Street, NW
Washington, DC 20549

Re: Liberty International PLC
Exemption Pursuant to Rule 12g3-2(b) Under the Securities Exchange Act of 1934
File No. 82-34722

Ladies and Gentlemen:

On behalf of Liberty International PLC, a company incorporated under the laws of England and Wales (the "Company"), a "foreign private issuer" exempt from the registration and reporting requirements set forth in Section 12(g) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), pursuant to the exemption order issued on June 11, 2003 (file no. 82-34722) pursuant to Rule 12g3-2(b) under the Exchange Act, we herewith submit the document: "Preliminary Report for the year ended 31 December 2007".

Should you have any questions concerning the foregoing or require any additional information, please do not hesitate to contact Ruth Pavey at +44 (0) 20 7887 7108.

Yours faithfully,

Ruth Pavey
Assistant Company Secretary
Fax : +44 (0) 20 7887 0001
Enclosures

cc: Susan Folger, Liberty International PLC
William H. Gump, Esq.

PRESS RELEASE

LIBERTY INTERNATIONAL

13 February 2008

LIBERTY INTERNATIONAL PLC

PRELIMINARY RESULTS FOR THE YEAR ENDED 31 DECEMBER 2007

Attached are the preliminary results for the year ended 31 December 2007:

	Page
Highlights	3
Summary of Investment and Development Properties	6
Chairman's Statement	9
Financial Review	14
Unaudited Financial Information	21

Sir Robert Finch, Chairman of Liberty International, commented:

"Notwithstanding the challenging conditions which emerged in the UK property market in the second half of 2007, Liberty International has fared extremely well with record occupancy levels at our UK regional shopping centres and a tremendous contribution from our non-shopping centre business which has been completely transformed over the last 18 months and now includes such prime assets as the Covent Garden Estate in London's West End.

We have a business of exceptional quality; a high degree of specialisation on prime retail which constitutes nearly 90 per cent of our assets; the benefits of scale; and financial strength, with a 42 per cent debt to assets ratio and long-term fixed rate debt.

The results for the year, including a 6 per cent increase in underlying profit before tax to £129 million, confirm the defensive merits of our UK regional shopping centres with resilient income streams and relatively undemanding valuation yields.

We are well placed to continue the measured growth of this high quality company."

A presentation to analysts and investors will take place at 9:30 a.m. on 13 February. The presentation will also be available to international analysts and investors through a live audio call.

The presentation will be available on the group's website www.liberty-international.co.uk.

This press release includes statements that are forward-looking in nature. Forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of Liberty International PLC to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Any information contained in this press release on the price at which shares or other securities in Liberty International PLC have been bought or sold in the past, or on the yield on such shares or other securities, should not be relied upon as a guide to future performance.

Enquiries:

Liberty International PLC:

Sir Robert Finch	Chairman	+44 (0)20 7960 1273
David Fischel	Chief Executive	+44 (0)20 7960 1207
Aidan Smith	Finance Director	+44 (0)20 7960 1210

Public relations:

UK:	Michael Sandler, Hudson Sandler	+44 (0)20 7796 4133
SA:	Matthew Gregorowski, College Hill Associates	+44 (0)20 7457 2020
	Nicholas Williams, College Hill Associates	+27 (0)11 447 3030

BACKGROUND ON LIBERTY INTERNATIONAL

LIBERTY INTERNATIONAL PLC is the UK's third largest listed property company and a constituent of the FTSE-100 Index of the UK's leading listed companies. Liberty International converted into a UK Real Estate Investment Trust (REIT) on 1 January 2007.

Liberty International owns 100 per cent of Capital Shopping Centres ("CSC"), the premier UK regional shopping centre business, and of Capital & Counties, a retail and commercial property investment and development company.

At 31 December 2007, Liberty International owned £8.6 billion of properties of which UK regional shopping centres comprised 75 per cent and retail property in aggregate 88 per cent. Shareholders' funds and minority interests amounted to £4.7 billion. Assets of the group under control or joint control amounted to £11.0 billion at that date.

CAPITAL SHOPPING CENTRES has interests in 14 UK regional shopping centres amounting to 12.6 million sq.ft. in aggregate including 8 of the UK's top 21 regional shopping centres with a market value of £6.5 billion at 31 December 2007. CSC's largest centres are Lakeside, Thurrock; MetroCentre, Gateshead; Braehead, Renfrew, Glasgow; The Harlequin, Watford; and Manchester Arndale. In addition, CSC has three major development projects in progress or with planning permission in Cardiff, Newcastle and Oxford.

CAPITAL & COUNTIES owned assets of £2.2 billion at 31 December 2007 amounting to 7.2 million sq.ft. in aggregate. Capital & Counties had £664 million invested in the Covent Garden area including the historic Covent Garden Market, and £353 million in Central London, primarily through the Great Capital Partnership, a joint venture with Great Portland Estates plc. Capital & Counties acquired 50 per cent of EC&O Venues (Earls Court and Olympia Group) in 2007 for a sum that valued the assets at approximately £375 million. In addition, Capital & Counties has interests in the USA amounting to £381 million (2.7 million sq.ft.), predominantly comprising retail assets in California, including the 856,000 sq.ft. Serramonte Shopping Centre, Daly City, San Francisco.

LIBERTY INTERNATIONAL PLC

HIGHLIGHTS

		Year ended 31December 2007	Year ended 31 December 2006
Net rental income	+10%	£374m	£341m
Profit before tax (underlying)*	+6%	£129m	£122m
(Deficit)/gain on revaluation and sale of investment properties		£(279)m	£587m
(Loss)/profit before tax		£(125)m	£903m
Total properties		£8,666m	£8,232m
Net debt		£3,668m	£3,063m
Net assets (diluted, adjusted)		£4,757m	£5,002m
Adjusted earnings per share	+6%	36.0p	33.9p
Dividend per share	+10%	34.1p	31.0p
Net assets per share (diluted, adjusted)**	-5%	1264p	1327p

* Before property trading, valuation and exceptional items

** Net assets per share (diluted, adjusted) would increase by 104p per share to 1368p at 31 December 2007 (31 December 2006 – by 98p to 1425p) if adjusted for notional acquisition costs amounting to £390 million (31 December 2006 - £370 million).

HIGHLIGHTS

- **Stability and resilience of CSC's £6.5 billion prime UK regional shopping centres**
  - like-for-like net rental income growth of 3.5 per cent
  - high occupancy level of 98.7 per cent
  - 138 tenancy changes in year increasing rent roll by £7 million per annum

- **Dynamic re-alignment of non-shopping centres and international business with £2.2 billion investment properties, including Central London ownership increased to £1.4 billion**
  - consolidation of Covent Garden ownership to £664 million
  - formation of Great Capital Partnership, now with £654 million of assets (50% owned)
  - £375 million Earls Court and Olympia acquisition (50% owned)

- Strong relative valuation performance of Liberty International on a like-for-like basis as set out below:

	Year ended 31 December 2007	Nine months ended 30 September 2007	Six months ended 31 December 2007
- UK regional shopping centres	-3.9%	+1.7%	+2.6%
- UK non-shopping centre properties	-0.2%	+3.1%	+3.2%
- USA	+6.5%	+6.5%	+3.7%

  By comparison, IPD monthly index capital returns for 2007 were minus 10.0 per cent All Property and minus 11.8 per cent Retail

- Approximately 25 basis points upward shift in valuation yields (like-for-like assets) in final quarter of 2007:

	As at 31 December 2007	As at 30 September 2007	As at 30 June 2007	As at 31 December 2006
- UK regional shopping centres	5.07%	4.82%	4.77%	4.84%
- UK non-shopping centre properties	5.18%	4.94%	4.95%	4.89%

- **Net asset value per share (diluted, adjusted) reduced by 5 per cent from 1327p to 1264p, equivalent to 1368p (2006 – 1425p) adjusted for notional acquisition costs.**

- Total return for the year including dividends of minus 2.2 per cent.

- Ten year total return (NAV increase plus dividends) of 12.4 per cent per annum compound (2006 – 15.1 per cent)

- **Committed expenditure to complete current development programme around £300 million, including**
  - St David's 2, Cardiff, opening Autumn 2009
  - Eldon Square South, Newcastle, opening Spring 2010

- **Disposals of £340 million at £37 million surplus over 31 December 2006 book values; also, CSC's interest in MetroCentre, Gateshead reduced by 40 per cent for £426 million consideration, a £16 million surplus.**

- Robust financial position
  - 42 per cent debt to assets ratio
  - over £725 million cash and undrawn committed facilities
  - no significant debt maturities before 2011
  - debt mostly fixed rate and asset specific

HIGHLIGHTS

DIVIDENDS

The Directors of Liberty International PLC have proposed a final dividend per ordinary share (ISIN GB0006834344) of 17.6p (2006 – 17.25p) to bring the total dividend per ordinary share for the year to 34.1p (2006 – 31.0p).

As a Real Estate Investment Trust ("REIT"), Liberty International is required to distribute part of its income as a Property Income Distribution ("PID"). The tax treatment of a PID is different to that of a non-PID; PIDs are required to be paid after deduction of withholding tax unless specific exemptions apply.

The 2007 interim dividend paid on 4 September 2007 was paid wholly as a PID.

The proposed final dividend will be paid wholly as a non-PID, and therefore will **not** be subject to deduction of withholding tax.

The following are the salient dates for the payment of the final dividend:

Tuesday 22 April 2008	Sterling/Rand exchange rate struck.
Monday 5 May 2008	Ordinary shares listed ex-dividend on the JSE, Johannesburg.
Wednesday 7 May 2008	Ordinary shares listed ex-dividend on the London Stock Exchange.
Friday 9 May 2008	Record date for 2007 final dividend in London and Johannesburg.
Wednesday 28 May 2008	Dividend payment day for shareholders (Note: Payment to ADR holders will be made on 11 June 2008)

South African shareholders should note that, in accordance with the requirements of STRATE, the last day to trade cum-dividend will be Friday 2 May 2008 and that no dematerialisation or rematerialisation of shares will be possible from Monday 5 May to Friday 9 May 2008 inclusive.

No transfers between the UK and South African registers may take place from Wednesday 23 April to Sunday 11 May 2008 inclusive.

SUMMARY OF INVESTMENT AND DEVELOPMENT PROPERTIES

	Market value		Revaluation surplus		Net rental income		
	31 December 2006 £m	31 December 2007 £m	£m	Increase / (Decrease)	2006 £m	2007 £m	Increase
UK regional shopping centres							
Lakeside, Thurrock	1,298.6	1,247.9	(56.5)	(4.4)%			
MetroCentre, Gateshead	1,025.0	1,010.0	(43.7)	(4.2)%			
Braehead, Glasgow	746.1	730.3	(15.9)	(2.1)%			
The Harlequin, Watford	523.6	506.2	(17.0)	(3.3)%			
Victoria Centre, Nottingham	441.1	444.8	3.5	0.8%			
Chapelfield, Norwich	354.0	324.5	(15.1)	(4.5)%			
Cribbs Causeway, Bristol	311.6	296.3	(15.0)	(4.8)%			
The Potteries, Stoke-on-Trent	307.5	278.3	(32.0)	(10.4)%			
The Chimes, Uxbridge	275.0	261.6	(13.3)	(4.9)%			
The Glades, Bromley	269.5	257.2	(16.1)	(5.6)%			
Like-for-like capital and income	5,552.0	5,357.3	(221.1)	(4.0)%	239.2	247.5	3.5%
Arndale, Manchester	428.3	418.5	(12.6)	(2.9)%			
Eldon Square, Newcastle upon Tyne	240.1	258.0	(11.5)	(4.2)%			
St. David's, Cardiff	104.3	101.2	(4.3)	(4.1)%			
Xscape, Braehead	39.4	39.8	(2.4)	(6.2)%			
Like-for-like capital	6,364.1	6,174.8	(251.9)	(3.9)%	267.0	283.2	6.1%
Acquisitions	–	77.0	(9.4)	(10.9)%	–	1.9	
Redevelopments and developments	193.2	229.3	(28.2)	(11.0)%	5.0	3.7	
Total UK regional shopping centres	6,557.3	6,481.1	(289.5)	(4.3)%	272.0	288.8	6.2%
UK non-shopping centre properties							
Like-for-like capital and income	380.0	383.3	1.5	0.4%	18.2	18.5	1.6%
Like-for-like other	470.8	472.4	(2.7)	(0.6)%	8.5	18.0	
Like-for-like capital	850.8	855.7	(1.2)	(0.2)%	26.7	36.5	
Acquisitions	–	729.8	(26.5)	(3.5)%	–	18.9	
Redevelopments and developments	155.8	187.5	(22.2)	(10.7)%	6.2	3.7	
Disposals	282.9	–	–	–	15.1	7.0	
Total UK non-shopping centre properties	1,289.5	1,773.0	(49.9)	(2.7)%	48.0	66.1	37.7%
US properties*							
Like-for-like capital and income	308.8	327.7	21.5	7.1%	19.3	17.7	(2.6)%
Like-for-like other	44.7	46.2	1.4	3.1%	0.9	1.7	
Like-for-like capital	353.5	373.9	22.9	6.5%	20.2	19.4	
Acquisitions	–	6.9	–	–	–	–	
Disposals	5.7	–	–	–	0.4	–	
Total US properties	359.2	380.8	22.9	6.5%	20.6	19.4	(5.8)%
Total investment properties	8,206.0	8,634.9	(316.5)	(3.5)%	340.6	374.3	9.9%

*Like-for-like percentage increases are in local currency

SUMMARY OF INVESTMENT AND DEVELOPMENT PROPERTIES (Continued)

Property analysis by use and type

	Market value			Revaluation surplus
	31 December 2006 £m	31 December 2007 £m	% of total properties	Increase / (Decrease)
Regional shopping centres and other retail				
UK regional shopping centres	6,557.3	6,481.1	75.1%	(4.3)%
UK other retail	780.8	807.7	9.4%	(5.4)%
US regional shopping centres	123.1	138.6	1.6%	11.8%
US other retail	134.2	130.0	1.5%	2.7%
Total regional shopping centres and other retail	7,595.4	7,557.4	87.5%	(4.0)%
Office				
UK business space	508.7	583.8	6.8%	(1.5)%
US business space	67.9	78.6	0.9%	6.2%
Total office	576.6	662.4	7.7%	(0.7)%
Exhibition				
UK Exhibition	–	381.4	4.4%	1.3%
Residential				
US residential	34.0	33.7	0.4%	0.7%
Total investment properties	8,206.0	8,634.9	100.0%	(3.5)%

Analysis of UK non-shopping centres and US properties by location and type

	Market value		Revaluation surplus		Net rental income	
	31 December 2006 £m	31 December 2007 £m	31 December 2007 £m	Increase / (Decrease)	31 December 2006 £m	31 December 2007 £m
UK non-shopping centre properties						
Capco Covent Garden	491.5	663.6	(19.4)	(2.8)%	9.7	23.2
Capco Earls Court	–	381.4	4.8	1.3%	–	10.1
Capco London (inc. Great Capital Partnership)	323.2	353.2	(6.0)	(1.6)%	16.5	14.2
Capco Opportunities	276.1	220.5	(12.2)	(5.3)%	14.1	12.2
Capco Urban	198.7	154.3	(17.1)	(10.1)%	7.7	6.4
Total UK non-shopping centre properties	1,289.5	1,773.0	(49.9)	(2.7)%	48.0	66.1
US properties						
US retail	257.3	268.6	17.9	7.2%	15.9	14.1
US business space	67.9	78.6	4.8	6.6%	4.2	4.0
US residential	34.0	33.6	0.2	0.7%	0.5	1.3
Total US properties	359.2	380.8	22.9	6.5%	20.6	19.4
	1,648.7	2,153.8	(27.0)	(1.2)%	68.6	85.5

SUMMARY OF INVESTMENT AND DEVELOPMENT PROPERTIES (Continued)

UK investment property valuation data

	Market value 31 December 2007 £m	Nominal equivalent yield 31 December 2006	Nominal equivalent yield 31 December 2007	Passing rent 31 December 2007 £m	Net rental income 31 December 2007 £m	ERV 31 December 2007 £m
UK regional shopping centres						
Lakeside, Thurrock	1,247.9	4.65%	4.90%			
MetroCentre, Gateshead	1,010.0	4.75%	4.99%			
Braehead, Glasgow	730.3	4.81%	5.02%			
The Harlequin, Watford	506.2	4.75%	4.85%			
Victoria Centre, Nottingham	444.8	4.95%	5.00%			
Arndale, Manchester	419.5	4.96%	5.13%			
Chapelfield, Norwich	324.5	5.00%	5.20%			
Cribbs Causeway, Bristol	296.3	4.74%	5.06%			
The Potteries, Stoke-on-Trent	279.3	5.00%	5.50%			
The Chimes, Uxbridge	261.8	5.00%	5.35%			
Eldon Square, Newcastle upon Tyne	258.0	5.20%	5.25%			
The Glades, Bromley	257.2	4.95%	5.40%			
St David's, Cardiff	101.2	5.00%	5.28%			
Xscape, Braehead	39.8	6.04%	6.21%			
Like-for-like capital	6,174.8	4.84%	5.07%	267.2	283.2	328.7
Other	306.3			7.1	5.6	7.9
Total UK regional shopping centres	6,481.1			274.3	288.8	336.6
UK non-shopping centre properties						
Capco Covent Garden	494.2	4.47%	4.72%			
Capco London (inc. Great Capital Partnership)	149.2	4.93%	5.49%			
Capco Opportunities	160.3	5.53%	6.20%			
Capco Urban	52.1	5.03%	5.64%			
Like-for-like capital	855.8	4.79%	5.18%	38.5	36.5	50.2
Exhibition	381.4				10.1	
Other	535.8			18.1	19.5	36.6
Total UK non-shopping centre properties	1,773.0			56.6	66.1	86.8

CHAIRMAN'S STATEMENT

Introduction

I am pleased to report that, notwithstanding the challenging conditions which emerged in the UK property market in the second half of 2007, Liberty International has fared extremely well with record occupancy levels at our UK regional shopping centres and a tremendous contribution from our non-shopping centre business which has been completely transformed over the last 18 months and now includes such prime assets as the Covent Garden Estate in London's West End.

Four key attributes of Liberty International came very much into evidence in 2007 – a business of exceptional quality, a high degree of specialisation on prime retail which constitutes nearly 90 per cent of our assets, the benefits of scale and our financial strength. Looking forward, our experienced property management teams and our low debt to assets ratio position the group well to identify and crystallise investment opportunities emanating from the current market correction.

February 2008 is too early to form a view on the length and the breadth of the turbulence now evident in the property market as a whole. 2007 was certainly a transitional year when, particularly in the second half, investor enthusiasm for UK property diminished rapidly with negative sentiment abounding as the US sub-prime mortgage market contagion spread across the Atlantic and credit market conditions deteriorated rapidly.

Under International Financial Reporting Standards ("IFRS"), we include revaluation movements in our Income Statement which introduces a considerable degree of volatility into our reported profits. After several years of buoyant market conditions, the second half of 2007 saw a more cautious view of UK property being reflected in valuations. While our Income Statement for 2007, after a revaluation deficit of £316 million reduced by £37 million of gains on disposals, shows a loss before tax of £125 million, the underlying profit before tax excluding valuation movements and one-off trading profits increased from £122 million to £129 million and adjusted earnings per share increased by 6 per cent from 33.9p to 36.0p.

Adjusted net assets per share reduced by 5 per cent from 1327p to 1264p, giving a total return for the year including dividends of minus 2.2 per cent. By way of comparison, the IPD monthly index for the year, an ungeared measure, showed a 10 per cent fall in capital values and a negative total return of 5.5 per cent. The successful relative outcome delivered by Liberty International in 2007 vindicates our focus over a long period on the highest quality real estate, in particular on super-prime and prime regional shopping centres, which has generated a compound per annum total return of 12.4 per cent for the last 10 years.

In order to address the requirements of investors for up-to-date information on a more frequent basis, we moved to quarterly reporting with effect from the first quarter of 2007, including external independent property valuations. This has given shareholders an excellent insight into the unfolding changes in property market conditions in 2007.

We moved rapidly in 2007 to take advantage of conversion at the end of 2006 to a tax transparent status as a UK real estate investment trust ('REIT'). We recorded £340 million of disposals in 2007 at an aggregate surplus over book values at 31 December 2006 of £37 million as well as £426 million from the 40 per cent reduction in our interest in MetroCentre, Gateshead at £16 million above book value. These were matched by additions of £1,062 million in the year, comprising development expenditure and strategic acquisitions at our UK regional shopping centres and in Central London including materially increasing our ownership in Covent Garden, purchases by the Great Capital Partnership and the £375 million Earls Court and Olympia transaction.

Property valuations

Evidence remained strong in 2007 that super-prime and prime regional shopping centres, which are well managed and properly marketed, attract considerable investor interest; such centres are noticeably outperforming secondary centres with the gap in valuation yields widening as investors factor in the much greater risks of lower quality assets. Furthermore, the yields applied by valuers

to prime regional shopping centres have proved far less volatile than other prime UK property asset classes.

As an illustration of this point, indicative UK property market valuation yields, as provided by one of our valuers, CB Richard Ellis, are set out below, together with the notional impact of these changes on property values over the year:

	31 December 2006	31 December 2007	Notional impact on valuations of yield shift in the year
<u>Retail</u>			
Prime shops	4.00	4.75	(19)%
Prime shopping centres	4.75	5.00	(5)%
Secondary shopping centres	5.50	6.25	(14)%
Prime retail parks	3.85	4.75	(23)%
<u>Offices</u>			
Prime West End of London	3.75	4.75	(27)%
Prime City of London	4.25	5.25	(24)%

Valuation yields for CSC's UK regional shopping centres increased overall from 4.84 per cent at 31 December 2006 to 5.07 per cent at 31 December 2007 and were the main contributory factor to an overall like-for-like valuation deficit of 3.9 per cent. This benign outcome in the circumstances confirms the defensive merits of our UK regional shopping centres, with resilient income streams and relatively undemanding valuation yields.

Capital & Counties also performed particularly well in valuation terms in 2007 in this environment, with an overall decrease in like-for-like valuations of just 0.2 per cent in our UK non-shopping centre properties and an increase of 6.5 per cent in the USA.

Successful property investment requires a long-term perspective. While the indications are that upward pressure on valuation yields in the UK has continued into 2008, we believe that many positive factors for real estate as an asset class are still relevant; first, consistent economic growth; secondly, investor demand for long-term, stable, income producing and inflation-proofing assets to meet retirement needs; thirdly, relatively benign long-term interest rates; and finally, limited over-supply issues in the real estate industry.

While credit market conditions have put upward pressure on lending margins and unsettled UK property investors, one favourable consequence has been a lowering of interest rate expectations. The 10 year UK interest rate swap fell substantially in the second half of the year from 5.92 per cent at 30 June 2007 to 5.02 per cent at 31 December 2007, below its starting position for the year of 5.11 per cent. Liberty International is relatively insensitive to interest rate movements in the short term as our borrowings are mostly long-term fixed-rate. However, the impact of lower interest rates on the wider UK economy and property market should be beneficial over time.

We are confident that Liberty International's concentration on super-prime and prime large-scale and predominantly retail real estate will be advantageous in any overall flight to quality by UK property investors. Additionally, the valuation process values each asset individually and takes no account of the extra portfolio value of our assets which could not now be assembled individually on any sensible timescale.

Furthermore, although shareholders buying our shares only pay stamp duty at 0.5 per cent on share transactions, the assumption contained within the valuations is that our assets would be sold individually to purchasers who would pay the full 4 per cent stamp duty land tax applicable to large property transactions and other notional acquisition costs. Adjusting for this factor would increase our net asset value by £390 million, representing 104p per share over and above our published net asset value per share figure of 1264p producing a more realistic number for shareholders of 1368p.

Capital Shopping Centres

CSC's business has continued to perform robustly. Like-for-like growth in net rental income amounted to 3.5 per cent for the year and the occupancy rate continued at the high level of 98.7 per cent (31 December 2006 – 97.7 per cent). In the year to date, we have recorded 138 tenancy changes, 7 per cent of 2,021 total retail units, increasing the annual rents from these tenancies by £7 million (2006 – 124 tenancy changes increasing rents by £1.5 million).

Asset management initiatives are a constant feature of the business. In particular, the Boardwalk development at Lakeside, Thurrock, of 11 restaurants overlooking the lake and a refurbished cinema, has traded strongly since opening in June 2007, enhancing activity throughout the centre. At MetroCentre, Gateshead, we have, with our partners, GIC, acquired the adjoining 220,000 sq.ft. Metro Retail Park for £82.5 million, increasing our overall ownership to over 2 million sq.ft.. We have obtained planning permission for the intended upgrade of the leisure and dining facilities in the Yellow and Blue Quadrants, with a view to continuing our improvement programme, most notably delivered by the successful 370,000 sq.ft. Red Mall extension which opened in Autumn 2004.

CSC's development activities are progressing according to programme with two major projects under way, the 967,500 sq.ft. extension of St David's, Cardiff, opening in Autumn 2009, and the 480,000 sq.ft. extension of Eldon Square, Newcastle, where the largest phase opens in Spring 2010. In both cases, we have entered into fixed price construction contracts to ensure control of costs, we have secured anchor tenants and lettings are in line with expectations. We anticipate ample retailer requirements for the attractive and well-configured retail space.

The compulsory purchase order inquiry for the 750,000 sq.ft. Westgate, Oxford, refurbishment and extension took place in December 2007 and, subject to a satisfactory outcome, we will be in a position to commit to the project in 2008 for an opening in 2011. We are pleased to have satisfied the principal stakeholders that our proposals fit well in this unique and architecturally-sensitive city-centre location. In 2007, we restructured the arrangements with our investment partner, moving our potential ownership from 50 per cent to an interest of not less than 75 per cent, the final percentage dependent on the amount our partner elects to contribute.

CSC is a retail property business, not a retailer. Our net rental income growth is more correlated to rent reviews, typically on a five year cycle in the UK, and active asset management initiatives, than short term fluctuations in retail sales. In terms of rent reviews, 2007 was relatively quiet with 11 per cent of CSC's net rental income coming up for review. These reviews are progressing in line with expectations.

In terms of the overall retail environment, UK non-food retail sales, as measured by ONS, continued to grow steadily with year-on-year growth of 3.4 per cent for the year ended 31 December 2007. The last quarter of 2007 saw some signs of weakening in this measure but successful retailers are continuing to look to expand and trade from high quality space such as CSC offers.

Capital & Counties

We have continued the dynamic re-alignment of the business of Capital & Counties, with gross assets now increased to £2.2 billion compared with £1.1 billion as recently as 30 June 2006, the last quarter date before the major acquisition of the Covent Garden Estate.

Capital & Counties' activities are strongly focussed on Central London with over £1.4 billion invested at 31 December 2007. We continue to regard Central London as a long-term beneficiary of globalisation, with its world-class financial services industry and historical, cultural and residential attractions. Three important investments now form the core of our London holdings. First, the Covent Garden Estate, where we have substantially consolidated our ownership during the year. Covent Garden is now the group's fourth largest investment at £684 million and we are making good progress working closely with stakeholders on the strategic plan for the area. Second, our 50/50 partnership with Great Portland Estates plc, The Great Capital Partnership, which has grown to £654 million, of which some two-thirds is focussed on the Regent Street, London W1, area. Third, Earls Court and Olympia where we moved decisively in 2007 to secure 50 per cent ownership and effective control. These globally recognised London landmark venues

offer over 1 million sq.ft. of exhibition and conference space with considerable opportunities to intensify use. The £381 million assets of Earls Court and Olympia are fully consolidated at 31 December 2007 reflecting the nature of the ownership arrangements.

Through Capco Urban, our mixed-use development business, the group continues its activities in other important regional locations.

International

Capco USA is an established value-add developer of mixed-use properties with an emphasis on retail investment with total assets now amounting to £381 million. Our activities are focussed on California and the business has performed well in 2007 with a 6.5 per cent revaluation gain driven by our flagship shopping centre, Serramonte, in the San Francisco bay area. This asset continues to provide a number of active management and remodelling opportunities which we are pursuing. Capital & Counties USA has converted to a US REIT, as the company has reached the stage in its development where US REIT status is considered beneficial.

Capco International has been formed to support broader group initiatives in the international marketplace. In 2007, we subscribed for a 25 per cent interest in an Indian shopping centre development company, Prozone, a 75 per cent subsidiary of the fast-growing Indian retailer, Provogue. In aggregate, we invested £39 million in Capco International activities in 2007 on which we recorded a revaluation surplus of £8 million for the year.

Corporate responsibility

I am pleased to record that for many years Liberty International has had a strong commitment to Corporate Responsibility (CR), producing our first full annual report on the subject in 2002. We have reviewed and developed our CR activities year on year and our community programmes have grown with ongoing partnerships with a number of charities including Crime Concern and the Conservation Foundation.

Our community programme working near our shopping centres focuses on youth, education and the prevention of crime and anti-social behaviour, with some excellent local projects in hand. A growing strand of environmental awareness initiatives located on our Covent Garden estate complements our vision to regenerate and restore that unique urban area. Once again, in 2007 we have devoted substantial time and financial support via our CR partnerships to the benefit of all involved.

Our development programme has always been focused on brownfield land and Braehead near Renfrew, Scotland, formerly derelict industrial land by the Clyde, is a wonderful example of mixed-use urban regeneration. Overall we estimate that our shopping centres have generated employment directly at the centres for some 50,000 people, in addition to the indirect employment opportunities created.

In our development activities, we continue to apply the highest construction standards; and operationally at the shopping centres we have made further major strides in energy efficiency and waste reduction, with 2007 seeing the realisation of our goal to measure the carbon footprint of all our directly managed UK shopping centres. Work is in hand to understand the factors influencing that footprint so that we can take practical steps to reduce it and save on costs as well.

As an example of the external recognition of our activities in the CR field, we are rated as a BITC top 100 company and sector leader in their Environmental Index.

Dividends

The Directors propose a final dividend of 17.6p per share bringing the full year's dividend to 34.1p (2006 – 31.0p), an increase of 10 per cent. Liberty International has always pursued a progressive dividend policy distributing substantially all of the group's recurring income. We have shown consistent growth over a long period from 4.5p per share in 1985 to 34.1p in 2007. This progressive policy will continue under REIT status but additionally the 2007 dividend includes an extra increase out of the net tax savings from conversion to a REIT.

The group is an active developer and has a substantial pool of brought forward capital allowances. The required minimum Property Income Distribution ("PID") for the year is estimated at around 18p per share, substantially below the dividend proposed for the year. As the interim dividend of 16.5p was paid entirely as a PID, subject to withholding tax for certain shareholders, we have decided that for administrative simplicity the final dividend will be paid entirely as a non-PID dividend not subject to any withholding tax and the balance of the minimum PID requirement will, as permitted under REIT regulations, be met from the current year's dividends.

Financial position

Liberty International's financial position is strong with gross property assets of £8.6 billion and net debt of £3.6 billion providing a debt to assets ratio of 42 per cent at 31 December 2007. Our debt structures are predominantly long-term in nature, asset specific and fixed-rate. The first material loan repayment is not until 2011.

Board and management

Once again my thanks go to my Board colleagues for their active support during 2007. Along with the non-executive directors, I would like to thank the group's executive directors and staff both in the UK and the USA for their tremendous commitment and effort. We are pleased to have substantially strengthened the overall management team in 2007 with a number of senior level recruits to the group.

Prospects

Through our exceptional assets, financial strength and quality management, we are well placed to continue on behalf of shareholders the measured growth of our high quality company.

We look forward to opportunities emerging from the unsettled financial and property markets of 2008.

Sir Robert Finch
Chairman
13 February 2008

FINANCIAL REVIEW

Liberty International recorded the following significant transactions in 2007:

First quarter

- Formation of a strategic partnership with GIC Real Estate through the creation of the MetroCentre Partnership realising £426 million (accounted for as the disposal of a part interest in a subsidiary with the creation of a minority interest).
- Acquisition of the retail element of the Royal Opera House block in London's Covent Garden for £128 million.

Second quarter

- Formation of The Great Capital Partnership creating a £460 million joint venture with Great Portland Estates with Liberty International contributing £299 million of assets to the partnership and receiving a balancing payment of £68 million.

Third quarter

- Completion of the acquisition of a 50 per cent interest in the Earls Court and Olympia Group for a net consideration of £54 million (accounted for as a subsidiary).
- Acquisition of the Metro Retail Park through the MetroCentre Partnership for £82.5 million (group's share £49.5 million).
- Acquisition of further properties by The Great Capital Partnership for £140 million (group's share £70 million).
- Acquisition of further properties in Covent Garden for £32 million.

Fourth quarter

- Acquisition of further properties by The Great Capital Partnership for £20 million (group's share £10 million).
- Further investment in Covent Garden with the purchase of the Covent Garden Restaurants Group for £22 million and in Manchester with the purchase of properties for £25 million.

And over the year as a whole:

- Property disposals (excluding the MetroCentre transaction with GIC) realising £340 million at a surplus over 31 December 2006 values of £37 million.

Further details of the major items are shown in the paragraph "Transactions during the year" at the end of this report.

Results for the year ended 31 December 2007

The results for the year to 31 December 2007 include those of The MetroCentre Partnership from the date of its inception, 25 March 2007, and the Earls Court and Olympia Group from the date of completion of the acquisition, 24 July 2007, on the basis of full consolidation as subsidiaries. The share of profits and net assets attributable to the other 40 per cent and 50 per cent interests respectively are shown under minority interests. The results for the period have therefore been affected in several ways with the result that they are not directly comparable with 2006, both because of the inclusion of a new activity and because of the presentation of both transactions on a consolidated basis. Also there is a degree of seasonality in the Earls Court and Olympia business with a peak of activity towards the end of the first quarter, which is not reflected in the current year's results as it was pre-acquisition, and a relatively quiet period during the summer months, which is reflected in the group results.

The Income Statement for the year ended 31 December 2007 shows continuing underlying growth, with a 5.8 per cent increase in underlying profit before tax from £122.3 million to £129.4 million, and a 6.2 per cent increase in adjusted earnings per share:

		Year ended 31 Dec 2007 £m	Year ended 31 Dec 2006 £m
Profit before tax (underlying) attributable to ordinary shareholders	+5.8%	**129.4**	122.3
Trading profits		2.9	32.8
Minority interests (before tax)		(1.7)	-
Profit before tax, valuation and exceptional items		**130.6**	155.1
(Deficit)/gains on revaluation and sale of investment property		(279.1)	586.5
Movement in the fair value of derivatives		27.0	163.5
Exceptional items		(3.3)	(2.0)
(Loss)/profit before tax		**(124.8)**	903.1

	2007 Quarterly				2007	2006
	Mar	June	Sept	Dec	Dec	Dec
Adjusted earnings per share	9.8p	9.0p	7.9p	9.3p	**36.0p**	33.9p

Like-for-like net rental income in the group's UK regional shopping centres increased by 3.5 per cent.

Like-for-like non-shopping centre net rental income increased by 1.6 per cent in the UK, and fell by 2.6 per cent in the US. This reflects planned refurbishment activity, a lease expiry in the UK where the property has been subsequently re-let and a small number of tenant failures. Good progress has been made in securing new tenants or with sales where appropriate and consequently the full year shows an improvement over the position reported at the end of the third quarter.

Administration expenses increased from £34.2 million to £45.2 million, including £5.2 million from Earls Court and Olympia since acquisition and approximately £3 million from fees related to investment and financing transactions during the year.

Valuations

The overall deficit on revaluation and sale of investment properties for the year ended 31 December 2007 amounted to £279.1 million, after a gain of £37.4 million from disposals.

Like-for-like percentage gains on revaluation of investment properties since the preceding year end are summarised as follows:

	Year ended 31 Dec 2007	Nine months ended 30 Sept 2007	Six months ended 30 June 2007
– UK regional shopping centres	-3.9%	+1.7%	+2.6%
– UK non-shopping centre properties	-0.2%	+3.1%	+3.2%
– USA	+6.5%	+6.5%	+3.7%

The related weighted average nominal equivalent yields were as follows:

	As at 31 Dec 2007	As at 30 Sept 2007	As at 30 June 2007	As at 31 Dec 2006
UK regional shopping centres	5.07%	4.82%	4.77%	4.84%
UK non-shopping centre properties	5.18%	4.94%	4.95%	4.89%

For UK regional shopping centres, the small increase in the average equivalent yield between 30 June 2007 and 30 September 2007 was confined to a few centres with the majority of yields, principally the yields on the larger centres, unchanged from 30 June 2007. In the final quarter of the year these yields increased by a quarter of a per cent on average across all centres. The overall revaluation deficit on UK regional shopping centres over the whole year can be analysed between a 0.7 per cent increase from underlying rental growth and a 4.6 per cent deficit from yield shift.

The percentage valuation movements on UK non-shopping centre properties follow a similar pattern, with a similar movement in yields in the last quarter. However, growth in rental income, particularly in the West End of London and Covent Garden properties, compensated for the movement in yield such that the overall like-for-like valuation movement for the year was a small negative. The overall outcome for the year showed a fall of 2.7 per cent but this partly reflects the realisation of some substantial valuation gains recognised earlier in the year through sales in the third and fourth quarter and the absorption of costs related to purchases made during the period. Sales by this business during the year generated proceeds of £318.8 million and a surplus over December 2006 values of £32.4 million.

In the USA the revaluation surplus increased to 6.5 per cent at 30 September 2007 from 3.7 per cent at 30 June 2007 and was maintained at that level in the last quarter, still primarily driven by the retail properties and, in particular, the Serramonte shopping centre which showed an increase of 11.8 per cent for the year to 31 December 2007.

Net assets per share

Adjusted net assets per share at 31 December 2007 of 1264p declined by 105p from 1369p at 30 September 2007 and by 63p from 1327p at 31 December 2006. This represents a total return for the year of minus 2.2 per cent, from 1327p at 31 December 2006 (after taking into account the 2006 final dividend of 17.25p and the interim dividend of 16.5p paid during 2007).

Financial position

The group raised £340 million from disposals during the year (in addition to £426 million raised from the creation of the MetroCentre Partnership) and purchased £518 million of investment properties in addition to the £375 million of property acquired through the Earls Court transaction. Total additions for the year, including development expenditure of £169 million, amounted to £1,062 million and proceeds from sales, including the creation of the MetroCentre Partnership,

amounted to £766 million. Net debt increased from £3,063 million at 31 December 2006 to £3,668 million at 31 December 2007 (£3,218 million if minority interests and other IFRS adjustments are excluded).

Liberty International's financial ratios, including a debt to assets ratio of 42 per cent at 31 December 2007 (31 December 2006 – 36 per cent), remain robust.

The group's debt is analysed below:

	Consolidated Balance Sheet £m	Minorities' Share in JVs £m	Head Leases £m	Underlying Balance Sheet £m
Investment properties	8,623	(641)	(57)	7,925
Other fixed assets	162			162
	8,785	(641)	(57)	8,087
Net debt	3,668	(393)	(57)	3,218
Debt to Assets Ratio	42%			40%

The majority of the group's joint ventures are jointly controlled and the group's policy is to use proportional consolidation whereby only the group's share of assets and liabilities are consolidated in the group balance sheet. However, where the structure of the group's joint ventures is such that the group exercises effective control of the joint venture, as in the case of the MetroCentre Partnership and the Earls Court and Olympia Group, then all of the assets and liabilities of the joint venture are consolidated in the group's balance sheet with the joint venturer's share of the net assets shown as a minority interest. This, together with the presentation of fixed head lease payments under International Financial Reporting Standards, can have the effect of exaggerating the group's exposure to debt as measured by the Debt to Assets Ratio. The table above re-presents the consolidated balance sheet showing only the group's share of assets and net debt and removing the adjustment in respect of head leases. As these joint ventures are more highly geared than the group as a whole the revised presentation shows an underlying Debt to Assets Ratio of 40 per cent.

A further analysis shows the split of the underlying balance sheet between secured and unsecured finance:

	Underlying Balance Sheet £m	Secured £m	Unsecured £m
Investment properties	7,925	6,212	1,713
Other fixed assets	162	-	162
	8,087	6,212	1,875
Net debt	3,218	3,154	64
Debt to Assets Ratio	40%	51%	3%

The analysis above is very important when assessing the risks associated with the group's debt finance. The group has a relatively small amount of unsecured debt with the vast majority of the group's debt being in the form of secured and largely non-recourse debt. The Debt to Asset Ratio on the secured pool is around 51 per cent with the result that the asset cover for the unsecured debt is considerably higher. This means that group still has considerable capacity to borrow on an

unsecured basis and, based on typical initial loan to value and interest coverage ratios, there is also further capacity in the secured pool. The first maturity in the secured pool does not arise until 2011.

At 31 December 2007 the weighted average maturity of the group's debt was over 6.7 years and the weighted average cost of debt was 6.0 per cent (7 years and 5.9 per cent excluding Earls Court debt). The group had undrawn committed borrowing facilities of £540 million.

Fair value of debt and financial instruments

Long-term interest rates declined in the second half of the year having risen strongly in the first half. The ten year UK interest rate swap, a reasonable proxy for our fixed rate hedging strategy, rose from 5.11 per cent at 31 December 2006 to 5.92 per cent at 30 June 2007, falling back to 5.02 per cent at 31 December 2007. We recorded a surplus of £27 million in the year ended 31 December 2007 on revaluation of the derivative financial instruments used to fix our long-term debt. Compared to the surplus at 30 June 2007 of £251 million, this represents a reduction in the second half year of £224 million.

The potential adjustment to net assets per share (diluted, adjusted) arising from the fair value of the group's debt and financial instruments in recent years, and quarters in 2007, is shown below:

	10 year £swap %	Fair value adjustment (before tax) £m	Fair value adjustment (before tax) pence per share
31 December 2005	4.51	(417.4)	(119)p
31 December 2006	5.11	(240.2)	(64)p
31 March 2007	5.35	(121.6)	(32)p
30 June 2007	5.92	47.1	13 p
30 September 2007	5.45	(41.0)	(11)p
31 December 2007	5.02	(187.7)	(50)p

The group's net borrowings at 31 December 2007 amounted to £3,668 million with £556 million of fixed rate debt and the remainder fixed by way of derivative financial instruments. The structure of the group's hedging instruments means that on the fixed element of our borrowings the group has a declining interest rate profile (see table below):

Interest Rate Swap Summary

In effect after	Notional amount £m	Average rate %
1 Year	3,319	5.27
5 Years	3,220	5.16
10 Years	2,543	4.72
15 Years	2,100	4.58
20 Years	2,100	4.58
25 Years	1,625	4.40

Share buy-backs

Liberty International has shareholder approval to buy-back on-market up to 10 per cent of its shares. Although the current share price is at a discount to published net asset value, we would expect only to use the buy-back power very selectively given the scale of our development programme and the long-term time horizon required to bring major shopping centre projects to fruition. During the third quarter of 2007, Liberty International bought 700,000 shares at an average price of 1017 pence per share.

Transactions during the year ended 31 December 2007

- Strategic partnership with GIC Real Estate realising £426 million.
  Our wholly owned subsidiary, Capital Shopping Centres ("CSC"), entered into an agreement with GIC Real Estate ("GIC RE") for GIC RE to acquire a 40 per cent share in CSC's interest in the MetroCentre, Gateshead for a gross consideration of £426 million. GIC RE is the real estate investment arm of the Government of Singapore Investment Corporation and one of the world's leading global real estate investors. CSC continues to manage the MetroCentre. The transaction, which completed during the second quarter, released capital to enable Liberty International to continue to expand its overall business. The MetroCentre Partnership is accounted for as a subsidiary undertaking with the results, assets and liabilities fully consolidated in the year's results and GIC's participation shown as minority interests.

- Formation of a £460 million Central London joint venture with Great Portland Estates, increased to £654 million at 31 December 2007.
  Our wholly owned subsidiary, Capital and Counties, announced the formation of The Great Capital Partnership, a 50:50 joint venture with Great Portland Estates plc ("GPE"), to own, manage and develop a number of Central London properties and to broaden both parties' exposure in Central London. The Great Capital Partnership had a starting value of around £460 million, with Capital & Counties contributing £299 million of investment properties and GPE contributing £162 million and making a balancing payment of £68 million in cash to Capital & Counties. The transaction completed during the second quarter. GPE is responsible for day-to-day asset management of the partnership properties. Taking into account subsequent acquisitions and revaluations, the partnership had increased to £654 million with no borrowings at 31 December 2007.

- Acquisition of a 50 per cent interest in EC&O Venues (Earls Court and Olympia Group)
  Capital & Counties acquired a 50 per cent interest in EC&O for a sum that valued the assets at approximately £375 million. The consideration for the 50 per cent interest was £54 million taking into account all assets, debt and other liabilities of the business. The group owns and manages the Earls Court and Olympia Exhibition Centres in West London and the Brewery, Chiswell Street, London EC2, with the aim of establishing the venues as landmark leisure destinations, centred around the core businesses of exhibitions, conferences and special events whilst exploring opportunities to intensify use. The interest in EC&O has been accounted for as a subsidiary with the results, assets and liabilities fully consolidated in the year's results.

- Acquisition of the Covent Garden Restaurants Group
  Capital & Counties acquired the Covent Garden Restaurants Group, owners of the Rock Garden and Tuttons restaurants in Covent Garden, for a net consideration of £22 million. This, together with the EC&O transaction, gave rise to goodwill carried in the group balance sheet at £27 million.

Development Programme

Details of the committed development projects are set out in the table below:

Development	Status	Cost to complete as at 31 December 2007
Eldon Square, Newcastle (60% interest)		**£67m**
Eldon Square West - restaurants and 22,000 sq. ft. retail.	Completed in October 2006.	
Eldon Square North - bus station and 48,000 sq. ft. retail.	Bus station completed February 2007. Retail on site; expected opening February 2008.	
Eldon Square South - 410,000 sq. ft. retail extension including 175,000 sq. ft. Debenhams department store.	On site July 2007. Expected opening Spring 2010.	
St David's, Cardiff (50% interest)		**£186m**
967,500 sq. ft. extension. Joint venture with Land Securities Group PLC.	On site. Expected opening Autumn 2009.	
Other developments – CSC		**£34m**
Other developments – Capital and Counties		**£40m**
Total committed developments		**£317m**

Consolidated income statement (unaudited) for the year ended 31 December 2007

	Notes	2007 £m	2006 £m
Revenue	2	574.6	562.8
Rental income		546.7	493.1
Rental expenses		(172.4)	(152.5)
Net rental income	2	374.3	340.6
Other income		2.0	34.8
(Deficit)/gain on revaluation and sale of investment and development property	3	(279.1)	586.5
		97.2	961.9
Administration expenses		(45.2)	(34.2)
Operating profit		52.0	927.7
Interest payable	4	(209.3)	(190.0)
Interest receivable		8.8	3.9
Exceptional finance costs	4	(3.3)	(2.0)
Change in fair value of derivative financial instruments		27.0	163.5
Net finance costs		(176.8)	(24.6)
Profit/(loss) before tax		(124.6)	903.1
Current tax		(2.7)	0.8
Deferred tax		(23.8)	814.5
REIT entry charge		(3.9)	(154.3)
Taxation	5	(30.4)	661.0
Minority interests		50.2	–
Profit/(loss) for the period attributable to equity shareholders		(105.0)	1,564.1
Ordinary dividends – paid and proposed		123.3	106.7
– pence per share		34.1p	31.0p
Basic earnings per share	14	(29.0)p	462.1p
Diluted earnings per share	14	(26.6)p	444.0p

Adjusted earnings per share are shown in note 14.

Consolidated balance sheet (unaudited) as at 31 December 2007

	Notes	2007 £m	2006 £m
Non-current assets			
Goodwill		26.8	–
Investment and development property	7	8,622.6	8,187.1
Plant and equipment		1.2	0.9
Trade and other receivables	9	83.5	81.4
Investments		51.0	–
		8,785.1	8,269.4
Current assets			
Trading property	8	43.7	45.2
Trade and other receivables	9	155.3	113.8
Cash and cash equivalents		188.4	321.8
		387.4	480.8
Total assets		9,172.5	8,750.2
Current liabilities			
Trade and other payables		(341.7)	(319.5)
Tax liabilities		(5.7)	(2.1)
Borrowings, including finance leases	10	(152.3)	(43.5)
Derivative financial instruments		(3.8)	(4.6)
		(503.5)	(369.7)
Non-current liabilities			
Borrowings, including finance leases	10	(3,704.0)	(3,341.3)
Derivative financial instruments		(94.0)	(128.9)
Deferred tax provision	5	(73.7)	(40.8)
Other provisions	12	(1.4)	(4.9)
Other payables		(87.0)	(132.2)
		(3,960.1)	(3,648.1)
Total liabilities		(4,463.6)	(4,017.8)
Net assets		4,708.9	4,732.4
Equity			
Called up share capital and reserves attributable to equity shareholders	15	4,507.0	4,732.4
Minority interests		201.9	–
Total equity		4,708.9	4,732.4

Consolidated statement of recognised income and expense (unaudited)

	2007 £m	2006 £m
Profit for the period	(105.0)	1,564.1
Actuarial (losses)/gains on defined benefit pension schemes	(2.0)	0.7
Tax on items taken directly to equity	0.5	(4.9)
Gains on revaluation of investments, net exchange translation differences and other movements	6.4	(4.6)
Net gains/(losses) recognised in equity	4.9	(8.8)
Total recognised income and expense for the period	(100.1)	1,555.3

A summary of changes in group equity is shown in note 15.

Consolidated statement of cash flows (unaudited)

	2007 £m	2006 £m
Cash flows from operating activities		
Operating profit	52.0	927.7
Adjustments for non-cash items:		
Unrealised net revaluation deficits/(gains) on investment property	316.5	(558.5)
Unrealised gains on transfer of trading property	–	(33.1)
Profit on sale of investment property	(37.4)	(28.0)
Depreciation and amortisation	0.3	0.2
Amortisation of lease incentives and other direct costs	(1.6)	10.3
Cash flows from operations before changes in working capital	329.8	318.6
Change in trade and other receivables	(6.4)	(10.9)
Change in trading property	8.5	9.7
Change in current asset investments	(39.2)	3.0
Change in trade and other payables	(65.1)	(0.5)
Cash generated from operations	227.6	319.9
Interest paid	(222.0)	(198.6)
Interest received	9.8	2.9
Tax paid	(12.9)	(6.6)
Cash flows from operating activities	2.5	117.6
Cash flows from investing activities		
Purchase and development of property	(575.5)	(653.9)
Sale of property	459.2	127.3
Purchase of subsidiary companies	(80.0)	–
Cash flows from investing activities	(196.3)	(526.6)
Cash flows from financing activities		
Issue and repurchase of shares	(3.1)	341.4
Borrowings drawn	382.6	902.0
Borrowings repaid	(197.0)	(486.0)
Equity dividends paid	(122.1)	(97.4)
Cash flows from financing activities	60.4	660.0
Net (decrease)/increase in cash and cash equivalents	(133.4)	251.0
Cash and cash equivalents at 1 January	321.8	70.8
Cash and cash equivalents at 31 December	188.4	321.8

Notes (unaudited)

1 Basis of preparation

The Preliminary Report is unaudited and does not constitute statutory accounts within the meaning of Section 240 of the Companies Act 1985. The statutory accounts for the year ended 2006 have been delivered to the Registrar of Companies. The auditors' opinion on these accounts was unqualified and did not contain a statement made under Section 237 (2) or Section 237 (3) of the Companies Act 1985. The accounting policies set out in pages 42 and 43 of the 2006 Annual Report have been consistently applied in the preparation of this financial information.

The financial information has been prepared in accordance with International Financial Reporting Standards, as adopted by the European Union ("IFRS"), IFRIC interpretations and with those parts of the Companies Act 1985 applicable to companies reporting under IFRS. It has been prepared under the historical cost convention as modified by the revaluation of properties, available for sale investments and financial assets and liabilities held for trading.

2 Segmental analysis

2007	UK shopping centres £m	Other commercial properties £m	Exhibition £m	Other activities £m	Group Total £m
Revenue	424.8	126.3	24.7	(1.2)	574.6
Rent receivable	334.8	98.8	24.7	–	458.3
Service charge income	57.6	9.3	–	–	66.9
Other income	19.3	2.2	–	–	21.5
	411.7	110.3	24.7	–	546.7
Rent payable	(22.3)	(3.1)	–	–	(25.4)
Service charge and other non-recoverable costs	(100.6)	(31.8)	(14.6)	–	(147.0)
Net rental income	288.8	75.4	10.1	–	374.3
Property trading profits/(losses)	1.5	1.4	–	–	2.9
Other income	–	0.3	–	(1.2)	(0.9)
(Deficit)/gain on revaluation and sale of investment and development property	(284.5)	0.6	4.8	–	(279.1)
Segment result	5.8	77.7	14.9	(1.2)	97.2

2006	UK shopping centres £m	Other commercial properties £m	Exhibition £m	Other activities £m	Group Total £m
Revenue	421.1	139.2	–	2.5	562.8
Rent receivable	320.4	79.8	–	–	400.2
Service charge income	51.6	15.6	–	–	67.2
Other income	15.9	9.8	–	–	25.7
	387.9	105.2	–	–	493.1
Rent payable	(23.2)	(3.8)	–	–	(27.0)
Service charge and other non-recoverable costs	(92.7)	(32.8)	–	–	(125.5)
Net rental income	272.0	68.5	–	–	340.6
Property trading profits/(losses)	(0.8)	32.6	–	1.0	32.8
Other income	–	0.5	–	1.5	2.0
Gain on revaluation and sale of investment and development property	470.7	115.8	–	–	586.5
Segment result	741.9	217.5	–	2.5	961.9

3 Deficit on revaluation and sale of investment and development property

	2007 £m	2006 £m
(Deficit)/gain on revaluation of investment and development property	(316.5)	558.5
Gain on sale of investment property	37.4	28.0
(Deficit)/gain on revaluation and sale of investment and development property	(279.1)	586.5

Notes (unaudited) (continued)

4 Finance costs	2007 £m	2006 £m
Gross interest payable – recurring	224.4	198.6
Interest capitalised on developments	(15.1)	(8.6)
Interest payable	209.3	190.0
Issue costs written off on redemption of loans	2.0	2.0
Early termination of loan agreements	1.3	2.0
Exceptional finance costs	3.3	2.0

5 Taxation	Current £m	Deferred £m	REIT entry charge £m	2007 £m
Tax on non-exceptional items	2.7	(0.5)	–	2.2
Other exceptional tax	–	–	3.9	3.9
Valuation items:				
Investment and development property	–	8.7	–	8.7
Derivative financial instruments	–	15.6	–	15.6
	2.7	23.8	3.9	30.4

Taxation charge for the financial year	2007 £m	2006 £m
Current UK corporation tax at 30% (2006 – 30%) on profits	6.0	27.6
Prior year items – UK corporation tax	(3.4)	0.2
	2.6	27.8
Overseas taxation (including £0.7m (2006 – £nil) of prior year items)	0.1	1.8
Current tax on profits excluding exceptional items and property disposals	2.7	29.6
Deferred tax:		
On investment and development property	8.7	(848.1)
On derivative financial instruments	15.6	51.2
On other temporary differences	(0.5)	(17.6)
Deferred tax on profits excluding exceptional items and property disposals	23.8	(814.5)
Tax charge/(credit) on profits excluding exceptional items and property disposals	26.5	(784.9)
REIT entry charge	3.9	154.3
Exceptional current tax credit	–	(32.2)
Tax on exceptional items and property disposals:		
– current tax	–	1.8
– deferred tax	–	–
Exceptional tax and tax credit on exceptional items and property disposals	–	(30.4)
Total tax charge/(credit)	30.4	(661.0)

Notes (unaudited) (continued)

5 Taxation continued

Under IAS 12 (Income Taxes), provision is made for the deferred tax liability associated with the revaluation of investment properties at the corporate tax rate expected to apply to the group at the time of use. For those properties qualifying as REIT properties the relevant tax rate will be 0 per cent (2006 – 0 per cent), for other UK properties the relevant tax rate will be 28 per cent (2006 – 30 per cent) and for overseas properties the relevant tax rate will be the prevailing corporate tax rate in that country.

The deferred tax provision on the revaluation of investment properties calculated under *IAS 12 is £35.8 million at 31 December 2007 (2006 – £32.1 million)*. This IAS 12 calculation does not reflect the expected amount of tax that would be payable if the assets were sold. The group estimates that calculated on a disposal basis the liability is £88.8 million at 31 December 2007 (2006 – £49.1 million). If upon sale the group retained all the capital allowances, which is within the control of the group, the deferred tax provision in respect of capital allowances of £49.9 million may also be released, and further capital allowances of £25.9 million may be available to reduce the amount of tax payable on sale.

Where gains such as revaluation of development properties and other assets and actuarial movements on pension funds are dealt with in reserves, any deferred tax is also dealt with in reserves.

Movements in the provision for deferred tax

	As at 31 December 2006 £m	Recognised in income £m	Acquisition of subsidiaries £m	Recognised in equity £m	As at 31 December 2007 £m
Revaluation of investment and development property	32.1	4.2	–	(0.5)	35.8
Capital allowances	31.8	4.5	14.9	(1.3)	49.9
Derivative financial instruments	(32.2)	15.6	1.9	–	(14.7)
Other temporary differences	9.1	(0.6)	(5.2)	(0.7)	2.7
Net deferred tax provision	40.8	23.8	11.6	(2.5)	73.7

6 Dividends	2007 £m	2006 £m
Ordinary shares		
Prior period final dividend paid of 17.25p per share (2006 – 15.25p)	62.4	51.1
Interim dividend paid of 16.5 per share (2006 – 13.75p)	59.7	46.3
Dividends paid	122.1	97.4
Proposed dividend of 17.6p per share (2006 – 17.25p)	63.6	62.4

7 Investment and development property	UK shopping centres £m	Other commercial properties £m	Total £m
At 31 December 2006	6,542.8	1,644.3	8,187.1
Additions	226.8	835.0	1,061.8
Disposals	(14.2)	(289.2)	(303.4)
Foreign exchange fluctuations	–	(6.2)	(6.2)
(Deficit)/gain on valuation	(289.4)	(27.1)	(316.5)
At 31 December 2007	6,466.0	2,156.8	8,622.8

	As at 31 December 2007 £m	As at 31 December 2006 £m
Balance sheet carrying value of investment and development properties	8,622.8	8,187.1
Adjustment in respect of head leases and incentives	12.1	18.9
Market value of investment and development properties	8,634.9	8,206.0

The group's interests in investment and development properties were valued as at 31 December 2007 by independent external valuers in accordance with the Appraisal and Valuation Manual of RICS, on the basis of market value. Market value represents the figure that would appear in a hypothetical contract of sale between a willing buyer and a willing seller.

8 Trading property

The estimated replacement cost of trading properties based on market value amounted to £46.1 million (31 December 2006 – £49.9 million).

Notes (unaudited) (continued)

9 Trade and other receivables	2007 £m	2006 £m
Amounts falling due within one year:		
Rents receivable	27.3	26.1
Derivative financial instruments	20.4	7.0
Other receivables	60.4	42.3
Prepayments and accrued income	47.2	38.4
	155.3	113.8
Amounts falling due after more than one year:		
Other receivables	17.9	12.2
Derivative financial instruments	5.0	14.0
Prepayments and accrued income	60.6	55.2
	83.5	81.4

10 Borrowings, including finance leases	2007 £m	2006 £m
Amounts falling due within one year:		
Secured borrowings		
Bank loans and overdrafts	118.8	12.9
Commercial mortgage backed securities ("CMBS") notes	27.4	24.2
Finance lease obligations	6.1	6.4
Amounts falling due within one year	152.3	43.5
Amounts falling due after more than one year:		
Secured borrowings – non recourse		
CMBS notes 2015	1,174.3	1,124.1
CMBS notes 2011	633.7	639.7
Bank loan 2017	117.2	–
Bank loans 2016	652.2	512.9
Bank loan 2014	–	175.6
Bank loans 2013	251.2	251.0
	2,828.6	2,703.3
Other secured borrowings		
Debentures 2027	226.1	225.8
Other loans	428.9	189.5
	3,483.6	3,118.6
Unsecured borrowings		
CSC bonds 2013	26.6	26.5
CSC bonds 2009	31.4	41.3
	3,541.6	3,186.4
£111.3 million (2006 – £111.3 million) 3.95% convertible bonds due 2010	111.3	108.7
Finance lease obligations	51.1	46.2
Amounts falling due after more than one year	3,704.0	3,341.3
Total borrowings, including finance leases	3,856.3	3,384.8
Cash and cash equivalents	(188.4)	(321.8)
Net borrowings	3,667.9	3,063.0

Notes (unaudited) (continued)

11 Fair values of financial instruments

Financial assets and liabilities comprise long-term borrowings and other payables, derivative instruments, cash, receivables and investments. The fair values of financial assets and liabilities have been established using the market value, where available. For those instruments without a market value, a discounted cash flow approach has been used. Where no amount is disclosed in the table below, there is no material difference between the balance sheet value and the fair value.

	As at 31 December 2007		As at 31 December 2006	
	Balance sheet value £m	Fair value £m	Balance sheet value £m	Fair value £m
Debentures and other fixed rate loans				
Sterling				
C&C 5.562% debenture 2027	226.1	342.0	225.8	348.8
CSC 6.875% unsecured bonds 2013	26.6	26.2	26.5	25.4
CSC 5.75% unsecured bonds 2009	31.4	31.5	41.3	42.0
US dollars				
Fixed rate loans	161.0	160.6	164.0	169.1
	445.1	560.3	457.6	585.3
Convertible bonds – fixed rate	111.3	152.7	106.7	195.4

The adjustment in respect of the above, after credit for tax relief, to the diluted net assets per share (which does not require adjustment for the fair value of convertible bonds) would amount to 21p per share (2006 – 24p).

All other financial assets and liabilities included in the balance sheet are stated at fair values.

Derivative financial instruments	2007 £m	2006 £m
Non-current assets (note 9)	5.0	14.0
Current assets (note 9)	20.4	7.0
Current liabilities	(3.8)	(4.6)
Non-current liabilities	(94.0)	(128.9)
	(72.4)	(112.5)

12 Other provisions for liabilities and charges	2007 £m	2006 £m
At 31 December 2006	4.9	6.8
Net charge for the year	(3.2)	0.3
Other movements	(0.3)	(2.2)
At 31 December 2007	1.4	4.9

13 Capital commitments

At 31 December 2007, the group was contractually committed to £317 million (2006 – £127.0 million) of future expenditure for the purchase, construction, development and enhancement of investment property.

14 Per share details

(a) Earnings per share	2007 millions	2006 millions
Weighted average ordinary shares in issue for calculation of basic earnings per share	361.7	338.5
Weighted average ordinary shares to be issued on conversion of bonds and under employee incentive arrangements	14.7	15.0
Weighted average ordinary shares in issue for calculation of diluted earnings per share	376.4	353.5

Notes (unaudited) (continued)

14 Per share details

(a) Earnings per share (continued)	2007 £m	2006 £m
Earnings used for calculation of basic earnings per share	(105.0)	1,564.1
Reduction in interest charge from conversion of bonds, net of tax	5.0	5.3
Earnings used for calculation of diluted earnings per share	(100.0)	1,569.4
Basic earnings per share (pence)	(29.0)p	462.1p
Diluted earnings per share (pence)	(28.6)p	444.0p
Earnings used for calculation of basic earnings per share	(105.0)	1,564.1
Add back exceptional finance costs	3.3	2.0
Add back REIT entry charge	3.9	154.3
Less other exceptional tax	–	(30.4)
Add back/(less) gain on revaluation and sale of investment and development properties	279.1	(586.5)
Less fair value movement on derivative financial instruments	(27.0)	(163.5)
Add back/(less) deferred tax in respect of investment and development properties	4.2	(787.2)
Add back deferred tax in respect of derivative financial instruments	15.6	51.2
Add back/(less) deferred tax on capital allowances	4.5	(60.9)
Less gain on transfer of trading property to investment property, net of tax	–	(28.6)
Less amounts above due to minority interests	(48.3)	–
Earnings used for calculation of adjusted earnings per share	130.3	114.6
Adjusted earnings per share (pence)	36.0p	33.9p
Earnings used for calculation of adjusted earnings per share	130.3	114.6
Reduction in interest charge from conversion of bonds, net of tax	5.0	5.3
Earnings used for calculation of adjusted, diluted earnings per share	135.3	119.9
Adjusted, diluted earnings per share (pence)	35.9p	33.9p

(b) Net assets	2007 £m	2006 £m
Basic net asset value	4,507.0	4,732.4
Fair value of derivative financial instruments (net of tax)	57.7	80.4
Deferred tax on revaluation surpluses	35.8	32.1
Deferred tax on capital allowances	49.9	31.8
Unrecognised surplus on trading properties (net of tax)	1.7	4.7
Minority interests on the above	(15.9)	–
	4,636.2	4,881.4
Effect of dilution:		
On conversion of bonds	111.3	108.7
On exercise of options	9.7	12.3
Diluted, adjusted net asset value	4,757.2	5,002.4

(c) Shares in issue	2007 millions	2006 millions
Shares in issue, excluding treasury shares and shares held by ESOP trust and treated as cancelled	361.5	361.7
Effect of dilution:		
On conversion of bonds	13.9	13.9
On exercise of options	1.0	1.5
Diluted, adjusted, number of shares	376.4	377.1

(d) Convertible debt

3.95 per cent convertible bonds due 2010

At 31 December 2007 and 31 December 2006 3.95 per cent convertible bonds with a nominal value of £111.3 million were in issue.

The holders of the 3.95 per cent bonds have the option to convert their bonds into ordinary shares at any time on or up to 23 September 2010 at 800p per ordinary share. The 3.95 per cent bonds may be redeemed at par at the company's option after 14 October 2008.

Notes (unaudited) (continued)

15 Summary of changes in equity	2007 £m	2006 £m
Opening equity shareholders' funds	4,732.4	2,933.1
Issue of shares	4.7	342.4
Cancellation of shares	(7.9)	(1.0)
	4,729.2	3,274.5
Total recognised income and expense for the period	(100.1)	1,555.3
	4,629.1	4,829.8
Dividends paid	(122.1)	(97.4)
Closing equity shareholders' funds	4,507.0	4,732.4

END